

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 5, 2017

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re: Boxlight Corporation**
> **Amendment No. 19 to Registration Statement on Form S-1**
> **Filed December 15, 2016**
> **File No. 333-204811**

Dear Mr. Elliott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2016 letter.

Index to Financial Statements, page 75

1.   We note that you removed Boxlight Group's interim financial statements from this filing. To comply with Item 8-04 of Regulation S-X, please revise the filing to include Boxlight Group's interim financial statements as of and for the six months ended June 30, 2016.

Report of Independent Registered Public Accounting Firm, page F-55

2.   We note on page 1 that you completed a .948207171 stock split on December 13, 2016. Please explain to us why your independent auditor did not dual-date and reference the stock split in its opinion in consideration of PCAOB AU 530.05. In this regard, please tell us why you have not disclosed this subsequent event within Note 10 on page F-67 or Note 15 on page F-70.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David C. Fischer, Esq.
        Loeb & Loeb LLP